COMPUTATION OF PERFORMANCE DATA


      Total return performance for the one-, five-, and ten-year periods ended April 30, 1988, was -14.72%, 4.86%, and 13.43%, respectively. Total return performance for each of the periods indicated was computed by finding the average annual compounded rates of return that would equate the initial amount invested to the ending redeemable value, according to the following formula:

                  P(1 + T)n = ERV

      where:      P = initial payment of $1,000
                  T = average annual total return
                  n = number of years
               ERV =  ending redeemable value of initial
                      payment

      The total return performance figures shown above were determined by solving the above formula for "T" for each time period and Portfolio indicated.